SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         ------------------------------

                                SCHEDULE 13E-3/A

                                 (Rule 13e-100)

           Transaction Statement under Section 13(e) of the Securities
                 Exchange Act of 1934 and Rule 13e-3 Thereunder


                                (Amendment No. 3)


                        Rule 13e-3 Transaction Statement

           under Section 13(e) of the Securities Exchange Act of 1934

                      -------------------------------------
                             HIGH SPEED ACCESS CORP.
                                (Name of Issuer)

                             HIGH SPEED ACCESS CORP.
                          CHARTER COMMUNICATIONS, INC.
                   CHARTER COMMUNICATIONS HOLDING COMPANY, LLC
                      CHARTER COMMUNICATIONS VENTURES, LLC
                                 CC SYSTEMS, LLC
                          VULCAN VENTURES INCORPORATED
                                  PAUL G. ALLEN



                      (Name of Person(s) Filing Statement)

                      -------------------------------------
                                  Common Stock
                         (Title of Class of Securities)

                      -------------------------------------
                                   42979U-102
                      (CUSIP Number of Class of Securities)

                      -------------------------------------


John G. Hundley                       William D. Savoy                          Curtis S. Shaw, Esq.
High Speed Access Corp.               Vulcan Ventures Incorporated              Charter Communications Holding Company, LLC
10901 West Toller Drive               Paul G. Allen                             CC Systems, LLC
Littleton, Colorado 80127             505 Union Station                         Charter Communications Ventures, LLC
(720) 922-5200                        505 Fifth Avenue South, Suite 900         Charter Communications, Inc.
                                      Seattle, WA 98104                         12405 Powerscourt Drive, Suite 100
                                      (206) 342-2000                            St. Louis, Missouri 63131
                                                                                (314) 965-0555


  (Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

                           Copy of Communications To:

Howard Chatzinoff, Esq.                   Alvin G. Segel, Esq.                  Leigh P. Ryan, Esq.
Weil, Gotshal & Manges LLP                Irell & Manella LLP                   Paul, Hastings, Janofsky & Walker LLP
767 Fifth Avenue                          1800 Avenue of the Stars              399 Park Avenue, 31st Floor
New York, NY 10153-0019                   Suite 900                             New York, New York 10022
(212) 310-8000                            Los Angeles, CA 90067                 (212) 318-6000
                                          (310) 277-1010

                      -------------------------------------

         This statement is filed in connection with (check the appropriate box):

              a. /X/ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

              b. /_/ The filing of a registration statement under the Securities Act of 1933.

              c.   /_/ A tender offer.

              d.   /_/ None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |_|

         Check the following box if the filing is a final amendment reporting the results of the transaction: |_|

                            CALCULATION OF FILING FEE

Transaction Valuation   $96,889,473.68*     Amount of Filing Fee     $19,377.89

*For purposes of calculating the filing fee only. The filing fee has been calculated in accordance with Rule 0-11 under the Exchange Act and is equal to 1/50 of one percent of the aggregate value of the consideration to be received by the issuer, which consists of a cash payment of $81,100,000 and the transfer of 75,000 shares of the issuer's Series D Convertible Preferred Stock, valued at an aggregate of $15,789,473.68 (or approximately $210.53 per share). The valuation of the shares of Series D Convertible Preferred Stock is based on the per share price to be paid by CC Systems, Inc. to acquire 38,000 such shares from Vulcan Ventures Incorporated in a transaction to occur immediately prior to the transaction described herein.

         /X/ Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid:   $19,377.89

                  Form or Registration No.: Schedule 14A

                  Filing Party:  High Speed Access Corp.

                  Date Filed:  November 2, 2001

                                  INTRODUCTION

         This Amendment No. 3 amends and supplements the Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on November 5, 2001, as amended and supplemented by Amendment No. 1 filed on December 24, 2001 and Amendment No. 2 filed on January 28, 2002 (the "Schedule 13E-3) by High Speed Access Corp., a Delaware corporation, the subject company, Charter Communications Holding Company, LLC, a Delaware limited liability company, a subsidiary of Charter Communications, Inc., a Delaware corporation, CC Systems, Inc., a Delaware limited liability company, Charter Communications Ventures, LLC, a Delaware limited liability company, Vulcan Ventures Incorporated, a Washington corporation and Paul G. Allen, an individual.

         This Amendment No. 3 to the Schedule 13E-3 amends the following item as follows:

Item 16. Exhibits.

         Item 1016.

                           Item 16 of the Schedule 13E-3 is hereby amended by adding the following thereto:

             (a)(4) Definitive Proxy Statement filed by High Speed Access Corp. with the Securities and Exchange Commission on February 1, 2002, is incorporated herein by reference.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2002                    HIGH SPEED ACCESS CORP.

                                          By:   /s/ Daniel J. O'Brien
                                                --------------------------------
                                                 Name:   Daniel J. O'Brien
                                                 Title:  President, Chief Executive Officer
                                                         and Director

                                          CHARTER COMMUNICATIONS HOLDING COMPANY, LLC

                                          By:   /s/ Curtis S. Shaw
                                                --------------------------------
                                                 Name:   Curtis S. Shaw
                                                 Title:  Senior Vice President, General Counsel
                                                         and Secretary

                                          CC SYSTEMS, LLC

                                          By:   /s/ Curtis S. Shaw
                                                --------------------------------
                                                 Name:   Curtis S. Shaw
                                                 Title:  Senior Vice President, General Counsel
                                                         and Secretary

                                          CHARTER COMMUNICATIONS VENTURES, LLC

                                          By:   /s/ Curtis S. Shaw
                                                --------------------------------
                                                 Name:   Curtis S. Shaw
                                                 Title:  Senior Vice President, General Counsel
                                                         and Secretary

                                          CHARTER COMMUNICATIONS, INC.

                                          By:   /s/ Curtis S. Shaw
                                                --------------------------------
                                                 Name:   Curtis S. Shaw
                                                 Title:  Senior Vice President, General Counsel
                                                         and Secretary

                                          VULCAN VENTURES INCORPORATED

                                          By:   /s/ William D. Savoy
                                                --------------------------------
                                                 Name:   William D. Savoy
                                                 Title:  President

                                          PAUL G. ALLEN

                                          By:   /s/ William D. Savoy
                                                --------------------------------
                                          William D. Savoy as Attorney in Fact
                                          for Paul G. Allen pursuant to a Power
                                          of Attorney dated December 12, 2001
                                          (filed as an exhibit to Amendment No. 1 to
                                          the Schedule 13E-3 filed on December 24, 2001).

                                  EXHIBIT INDEX


         The Exhibit Index for the Schedule 13E-3 is hereby amended by adding the following thereto:

              (a)(4) Definitive Proxy Statement filed by High Speed Access Corp. with the Securities and Exchange Commission on February 1, 2002, is incorporated herein by reference.